Tradier Brokerage, Inc.
Report Pursuant to Rule 17a-5 (d)
Financial Statement
For the Year Ended December 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52972

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 AND ENDING December 31, 2020

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tradier Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11016 Rushmore Dr, Suite 350

(No. and Street)

Charlotte	NC	28277
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C Bender   (646) 290-7248

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.

(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Laptewicz _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Tradier Brokerage, Inc. _____, as
of December 31 _____, 20 20 ____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

None

RANDA MICHELE STANLEY
NOTARY PUBLIC
Brunswick County
North Carolina
My Commission Expires Oct. 29, 2024

_____
Notary Public

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement
      of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
      Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
      consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Tradier Brokerage, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tradier Brokerage, Inc. (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2020.
Northridge, California
February 19, 2021

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

TRADIER BROKERAGE, INC.
(A Wholly-Owned Subsidiary of Tradier, Inc.)
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Cash and cash equivalents	$	31,439
Clearing deposit		501,777
Accounts receivable · other		53,781
Due from clearing broker		583,855
Fixed assets, net		6,667
Prepaid expenses		32,526
	$	1,210,045

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	55,573
Total Liabilities		55,573

Common stock, no par value, 1,000,000 shares

authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		2,635,553
Accumulated deficits		(1,482,081)
Stockholder's equity		1,154,472
Total liabilities and stockholder's equity	$	1,210,045

TRADIER BROKERAGE, INC.
(A Wholly-Owned Subsidiary of Tradier, Inc.)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

Note 1 – Organization and Nature of Operations:

Tradier Brokerage, Inc. ("the Company") is an independent wholly-owned subsidiary of Tradier, Inc. ("TI") and was purchased under the terms of a stock purchase agreement on April 1, 2013 to operate the broker dealer arm and business model of TI.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was incorporated in Illinois on July 1, 1993.

The Company is a discount online service brokerage firm specializing in featuring Application Programming Interfaces ("APIs") which serves as an intermediary between online traders and their customized or purchased integrated trading platforms.

The Company has an agreement with Apex Clearing, Inc. (the "clearing broker") to clear transactions and carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) under the Securities Exchange Act of 1934 ("SEA").

The accompanying financial statements have been prepared from the separate records maintained by the Company and due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 – Summary of Significant Accounting Policies:

Significant accounting policies followed by the Company in the preparation of the accompanying financial statements are summarized below:

TRADIER BROKERAGE, INC.
(A Wholly-Owned Subsidiary of Tradier, Inc.)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

Note 2 – Summary of Significant Accounting Policies (continued):
Revenue Recognition (continued)

Commissions:

The Company derives revenue from transactions in which the Company facilitates the self-directed buying and selling of securities for its customers through its clearing broker. Commissions and related clearing expenses are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, counterparties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

Payment for Order Flow:

In payment for order flow ("PFOF") transactions, the Company receives a small payment, usually pennies per share or contract, as compensation for directing the order to the executing firms which are collected on the Company's behalf by the clearing broker. The performance obligation associated with PFOF transactions is considered to be satisfied on the trade date (point in time). Management accrues an estimate of the PFOF revenue in the month it is earned. The accrual is then trued-up in the subsequent month after the transactions have settled and the actual is known.

Platform Fees:

In platform fees, the Company receives a payment from third parties for use of the Company's introduced brokerage services platform. The performance obligation associated with platform fees is considered to be satisfied over time during the month, as the third parties connect to the Company's trading platform and have access to the Company's introduced brokerage services.

Subscription Revenue:
In subscription fees, the Company charges its customers a monthly subscription fee for the use of the Company's brokerage services, which include unlimited trading, managed data access and other tools. The performance obligation associated with subscription fees is considered to be satisfied over time as customers utilize the Company's brokerage account services.

Pass-through Revenue:
Pass-through fees revenue consists of reseller agreements whereby the Company charges customer accounts for use of third-party platforms. The performance obligation associated with pass-through fees is considered to be satisfied over time, during the month users have access to the platforms.

Other Revenue:
Other revenue includes fees collected by the Company for option assignments/exercises, 12b-1 fees, account maintenance fees, and a share of interest charges on debit balances held with the clearing broker. The costs and revenues are recorded during the month services are provided.

Interest Income:
The Company earns a portion of the interest on customer credit balances carried by its clearing broker net of the clearing broker's allocated cost of borrowed funds. The accounting for these revenues is not impacted by ASC 606 as they fall outside of its scope.

Receivables from Clearing Broker
Pursuant to an agreement with the Company's clearing broker, the clearing broker remits a commission payment to the Company during the month subsequent to the trade-date. As a result, the Company has one month of outstanding commission payments due from the clearing broker.

Cash and Cash Equivalents
Cash consists of checking accounts and savings accounts. For purposes of the financial statements, the Company considers all highly liquid investments with maturities of 90 days or less at purchase to be cash equivalents.

Income Taxes
The Company is a wholly-owned subsidiary of and files under the consolidated tax return of TI. Under Federal law, the two corporations are treated as a single entity and the assets, liabilities, income, deductions, and credits of the wholly owned subsidiary are treated as if they belong to the parent corporation. Federal income taxes are calculated as if the company filed on a separate return basis, and the amount of the current tax or benefit calculated is either remitted to or received from the Parent

The Company holds state registrations in Delaware, Illinois, and North Carolina where they currently have nexus. The State of North Carolina imposes a 2.5% tax on the taxable income of the Company separately, and the Company directly is responsible for payment of this state tax.

The Company believes that it has no uncertain tax positions and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The 2017 2018, and 2019 tax years of the Company remain subject to examination by U.S. federal and certain state and local tax authorities.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The balances are fully insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At times, cash balances may exceed federally insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles recognized in the United States ("US GAAP") requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates, and the differences could be material.

Note 3 – Fixed Assets:

Fixed assets are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Note 4 – Clearing Deposit:

In accordance with the Company's clearing contract, the company is required to keep a deposit of $500,000 in a clearing deposit account with the clearing broker. The balance in the account at December 31, 2020 was $501,777.

Note 5 – Advertising:

The Company does not advertise or incur any such advertising expenditures directly. All advertising expenses are incurred by TI. See Note 6 (Related party Transactions) for more details.

Note 6 – Related Party Transactions:

The Company operates under two agreements with its parent corporation TI:

The first agreement known as an Outsource Hosted Platform, Services, a Support Agreement ("Service Agreement"), was executed on April 30, 2013 and has been updated periodically. The Service Agreement sets forth the specific terms and conditions under which TI shall supply certain services to the Company. The Service Agreement is effective (valid) and services held under the Service Agreement include but are not limited to: hosted platform and support and maintenance.

The Service Agreement calls for monthly payments due to TI of $20,000. As required, the Company may contract additional services from TI as specified in a statement of work ("SOW"). During the year ended December 31, 2020, the Company paid TI a total of $240,000. For a listing of future minimum commitments under this Service Agreement, see Note 7 (Commitments). If the Company does not provide a 100-day notice before the completion of a 1-year term, the Service Agreement will automatically be renewed for an additional 1-year term.

The second agreement known as an Expense Sharing Agreement ("Expense Agreement") was executed on October 14, 2013 and has been updated periodically. The Expense Agreement identifies expenses incurred by the Company which are paid by TI. The Expense Agreement identifies indirect shared expenses such as: office space, telecommunication and internet services, payroll processing fees, and bond (insurance) coverage costs to be shared at 40% by the Company, and identifies direct costs such as employee compensation which are to be shared 5% by the Company, payable in monthly payments to TI. Total payments to TI for costs related to the Expense Agreement amount to $632,902 for the year ended December 31, 2020. These expenses have been reflected on the Statement of Operations in the appropriate categories. The Expense Agreement is month-to-month. The Company shares office space with TI pursuant to an expense sharing agreement. ASC 842 does not apply to the Company under the short term exemption.

TRADIER BROKERAGE, INC.
(A Wholly-Owned Subsidiary of Tradier, Inc.)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

Note 7 – Commitments:

The Company has entered into a clearing agreement with Apex. Pursuant to the clearing agreement, the Company is to pay minimum monthly clearing charges as follows: $10,000 per month, a percentage of Assets Under Management as defined, or Customer transactions per month priced at $0.01 per share.

The Related Party commitments correspond to the Service Agreement and Expense Agreement as detailed in Note 6 – Related Party Transactions.

Minimum annual future payments due for all commitments of the Company are as follows:

	Non-Related Party	Related Party	Totals
2020	120,000	872,902	992,902
Totals	$ 120,000	$ 872,902	$ 992,902

Note 8– Net Capital Requirement:

The Company is subject to the net capital requirements of the SEA Rule 15c3-1, and as such, is required to maintain a minimum of net capital. Net capital of the Company as of December 31, 2020 was $731,855, which was $631,855 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital was 0.08 to 1. See Computation of Net Capital for more details.

Note 9 – Additional Paid-in-Capital:

During the year, the Company did not receive any capital infusions from TI.

Note 10 – Common Stock:

Effective April 9, 2013 100% of the common stock of Robbins Securities, Inc. ("Robbins") was purchased by TI. At the time of the acquisition, common stock consisted of 1,000 shares, no par value stock, with 1,000,000 shares authorized, and 1,000 shares outstanding. The stock was purchased under the terms of a stock purchase agreement ("Stock Agreement"), where 100% of the issued and authorized shares were purchased by TI for a sale price of $95,000.

Note 11 – Indemnifications:

In normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connections with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 12 – Recent Issued Accounting Pronouncements:

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2020, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 13 – Subsequent Events:

Management has evaluated events and transactions subsequent to December 31, 2020 for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. No events have been identified which require disclosure.

Note 14 – COVID 19:

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact were to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

Note 15 – Income Taxes:

The provision for income taxes consists of the following:

	Federal	State	Total
Current	$ 398,405	$ 47,429	$ 445,834
Deferred	-	-	-
Total	$ 398,405	$ 47,429	$ 445,834

Deferred taxes are accounted for according to current standards which use an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of such timing differences. Timing differences include the use of the cash basis for tax purposes and accrual basis for accounting purposes and the recognition of net operating loss carry-forwards. There were no material deferred tax items as of December 31, 2020.